Nanosphere, Inc.
4088 Commercial Avenue
Northbrook, Illinois 60062
Phone: (847) 400-9000
Fax: (847) 400-8000
October 29, 2007
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Geoffrey Kruczek
Ms. Peggy Fisher

Re:	Nanosphere, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-145356)
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Nanosphere, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Wednesday, October 31, 2007 at 4:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Paul, Hastings, Janofsky & Walker LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
(Signature Page Follows)

Very Truly Yours, NANOSPHERE, INC.
By:	/s/ William P. Moffitt
	Name:	William P. Moffitt
	Title:	President and Chief Executive Officer